UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                           Form 12b-25


                   NOTIFICATION OF LATE FILING

(Check One):   ( )Form 10-K and 10-KSB  ( )Form 20-F  ( )Form 11-K
               (x)Form 10-Q and 10-QSB  ( )Form N-SAR

               For Period Ended September 30, 1996.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.



                 PART I - REGISTRANT INFORMATION


            MIMBRES VALLEY FARMERS ASSOCIATION, INC.
                    (Full name of registrant)

        811 South Platinum, Deming, New Mexico      88030
             (Address of Principal Executive Office)

                             0-13963
                    (Commission File Number)



                PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-
     (x) K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-259(c) has been attached if applicable.



                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant has recently hired an in-house accountant to improve internal financial administration, including filings under the 1934 Act. The new hire started work at a particularly busy time, and was not able to adequately familiarize herself sufficiently with the financial status of the company in sufficient time to complete both the financial data required for the Form 10-QSB and to provide proper information necessary for the drafting of Management's Discussion and Analysis.



                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Alan Hall; (505) 247-2315.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the previous 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

     (x) Yes  ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report portion thereof?

     ( ) Yes (x) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            MIMBRES VALLEY FARMERS ASSOCIATION, INC.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     November 14, 1996        By    James E. Keeler
                                     James E. Keeler, President and
                                     Chairman of the Board